Exhibit 3

2018 First Quarter Results Exupery International School and Kindergarten, Latvia

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 2

Operating EBITDA adjusted for seasonal effects remained flat during 1Q18 EBITDA variation Operating EBITDA during 1Q18 adjusted for fewer business days and an inventory costing-variation effect remained flat on a 0% year-over-year basis; expect these seasonal -4% effects to reverse in upcoming months 557 11 558 535 12 Adverse weather conditions in our Europe and U.S. operations also affected volumes and EBITDA generation during 1Q18; anticipate most of pent-up demand to be recovered during rest of 2018 Higher energy prices continued to impact cost structure during quarter; expect increase in energy prices to moderate during rest of year 1Q17 1Q18 Business Inventory 1Q18 days costing adjusted variation variation Seasonal effects 3

On a like-to-like basis, operating EBITDA declined 6%



EBITDA variation
-4%
-6%
557
1
559
10
56
80
20
525
10
535
1Q17
Acq/ Div[1]
1Q17 l-t-l
Vol.
Price
Var. cost & distr.
Fixed cost & other
1Q18 l-t-l
FX
1Q18

Consolidated daily volumes for cement and ready-mix increased by 3% and 1%, respectively, on a like-to-like basis while daily aggregates volumes remained flat

Higher consolidated prices for our three core products on a year-over-year and on a sequential basis; cement, ready-mix and aggregates prices increased by 1%, 4% and 2%, respectively, from 1Q17 levels in local-currency terms

Daily net sales increased by 4%, while daily operating EBITDA declined by 4%, on a like-to-like basis

Operating EBITDA mainly affected by seasonal effects and higher energy costs

During 1Q18, **operating EBITDA margin** declined by 1.9pp

Millions of U.S. dollars
1 Includes US$4 million from Trinidad Cement Limited ("TCL") group, which CEMEX began consolidating starting February 2017, -US$3 million from the Fairborn cement plant divestment, which closed in February 2017

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Free cash flow reflects increased seasonal working-capital requirements which should reverse during rest of the year 535 Free cash flow Controlling interest net income -92% 336 173 78 26 361 50 26 -154 9 -162 EBITDA Net fin. Maint. WC Taxes Other1 FCF Stra- FCF 1Q17 1Q18 1Q18 Exp CapEx after tegic 1Q18 maint. CapEx CapEx Millions of U.S. dollars 1 Includes Other Cash Items plus Free Cash Flow Discontinued Operations 5

Total debt plus perpetuals remained practically flat during the quarter Total debt plus perpetuals variation 0% 11,349 386 11,352 148 162 79 4Q17 Cash balance Debt FX effect FCF after Other 1Q18 variation strategic CapEx Millions of U.S. dollars 6

First Quarter 2018 • Regional Highlights Therapeutic pools for the school La Esperanza, Puerto Rico

Mexico l-t-l l-t-l Operating EBITDA increased by 5%, on a 3M18 3M17 % var % var 1Q18 1Q17 % var % var like-to-like basis during 1Q18, with a margin Net Sales 800 725 10% 3% 800 725 10% 3% expansion of 0.5pp Op. EBITDA 299 267 12% 5% 299 267 12% 5% Daily ready-mix volume improvement reflects favorable activity in formal housing as % net sales 37.3% 36.8% 0.5pp 37.3% 36.8% 0.5pp Millions of U.S. dollars Prices for our three core products increased during the quarter both on a year-over-year 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 and on a sequential basis Cement (4%) (4%) (5%) The formal residential sector was the main Volume Ready mix 5% 5% 2% driver for cement consumption during 1Q18 Aggregates 8% 8% (4%) The self-construction sector was sustained by sound economic indicators including remittances and solid job creation 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 The industrial-and-commercial sector, Cement 5% 5% 2% moderated its growth during 1Q18; however, Price (LC) Ready mix 10% 10% 2% it is expected to continue to be a driver for Aggregates 5% 5% 6% growth going forward 8

United States l-t-l l-t-l Like-to-like EBITDA margin declined by 1.5 3M18 3M17 % var % var 1Q18 1Q17 % var % var percentage points, reflecting inventory Net Sales 856 815 5% 7% 856 815 5% 7% costing-variation effect, higher maintenance, Op. EBITDA 109 117 (6%) (4%) 109 117 (6%) (4%) geographic and product mix, and energy costs as % net sales 12.8% 14.4% (1.6pp) 12.8% 14.4% (1.6pp) Millions of U.S. dollars Cement volumes increased 5% during the quarter on a like-to-like basis, driven largely 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 by growth in our western states Cement 4% 4% (4%) Like-to-like cement, ready-mix and Volume Ready mix 8% 8% 1% aggregates prices increased 3%, 1% and Aggregates 5% 5% (3%) 4%, respectively, on a year-over-year basis Residential activity was the main driver of demand during the quarter; housing starts 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 increased 8% year-over-year with both single Cement 2% 2% (0%) and multi-family starts expanding Price (LC) Ready mix 1% 1% 1% In the industrial-and-commercial sector, Aggregates 4% 4% 4% construction spending increased 3% year-to-date February, driven by lodging and commercial activity 9

South, Central America and the Caribbean l-t-l l-t-l On a like-to-like basis, regional daily cement, 3M18 3M17 % var % var 1Q18 1Q17 % var % var ready-mix and aggregates volumes Net Sales 464 480 (3%) (7%) 464 480 (3%) (7%) decreased by 4%, 10% and 5%, respectively Op. EBITDA 105 133 (21%) (23%) 105 133 (21%) (23%) Our regional cement prices in local-currency as % net sales 22.6% 27.8% (5.2pp) 22.6% 27.8% (5.2pp) terms during the quarter increased by 4% on Millions of U.S. dollars a sequential basis In Colombia, daily cement volumes declined 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 by 9% during 1Q18; sequential cement prices Cement (1%) (1%) (2%) increased by 3% Volume Ready mix (12%) (12%) (5%) Aggregates (5%) (5%) (1%) In Panama, our daily cement and ready-mix volumes declined by 17% and 9%, respectively, during the quarter affected by high inventories of apartments and office 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 buildings in Panama City as well as delays in Cement 1% 1% 4% the initiation of infrastructure projects Price (LC) Ready mix (1%) (1%) 4% Aggregates (6%) (6%) (2%) Volume-weighted, local-currency average prices 10

Europe

	3M18	3M17	% var	l-t-l % var	1Q18	1Q17	% var	l-t-l % var
Net Sales	805	737	9%	(5%)	805	737	9%	(5%)
Op. EBITDA	15	32	(52%)	(55%)	15	32	(52%)	(55%)
as % net sales	1.9%	4.4%	(2.5pp)		1.9%	4.4%	(2.5pp)	

Millions of U.S. dollars

		3M18 vs. 3M17	1Q18 vs. 1Q17	1Q18 vs. 4Q17
Volume	Cement	(2%)	(2%)	(20%)
	Ready mix	(10%)	(10%)	(20%)
	Aggregates	(10%)	(10%)	(19%)

		3M18 vs. 3M17	1Q18 vs. 1Q17	1Q18 vs. 4Q17
Price (LC)	Cement	1%	1%	4%
	Ready mix	3%	3%	5%
	Aggregates	2%	2%	7%

Volume-weighted, local-currency average prices

Decrease in quarterly **regional volumes for our three core products** mainly due to adverse weather conditions in many of our markets; **regional prices for our three core products up** both sequentially and on a year-over-year basis

In the **UK**, daily volumes for domestic gray cement, ready-mix and aggregates decreased 3%, 9%, and 8%, respectively, mainly due to adverse weather conditions

In **Spain**, daily domestic gray cement and ready-mix volumes increased 5% and 14%, respectively, reflecting favorable demand from the residential and industrial-and-commercial sectors

In **Germany**, daily domestic gray cement volumes increased by 1%, while ready-mix and aggregates volumes declined by 10% and 16%, respectively, reflecting adverse weather conditions

In **Poland**, daily domestic gray cement and ready-mix volumes decreased 1% and 13%, respectively, due to a high comparison base in 1Q17 as well as adverse weather conditions

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Asia, Middle East and Africa l-t-l l-t-l Increase in regional daily cement volumes 3M18 3M17 % var % var 1Q18 1Q17 % var % var of 24% during the quarter reflecting double- Net Sales 375 326 15% 13% 375 326 15% 13% digit growth in the Philippines and Egypt Op. EBITDA 62 64 (3%) (3%) 62 64 (3%) (3%) Increase in sequential regional prices for as % net sales 16.5% 19.6% (3.1pp) 16.5% 19.6% (3.1pp) our three core products in local-currency Millions of U.S. dollars terms In the Philippines, quarterly increase in 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 volumes supported by increase in Cement 21% 21% 3% infrastructure activity, favorable weather Volume Ready mix 4% 4% (4%) conditions, and low base of comparison in Aggregates (2%) (2%) (7%) 1Q17; sequential cement prices increased by 2% in local-currency terms In Egypt, quarterly cement volumes reflect 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 low base of comparison in 1Q17 and Cement (1%) (1%) 6% additional volumes sold in Lower Egypt; local-Price (LC) Ready mix 4% 4% 4% currency cement prices increased by 18% on Aggregates 3% 3% 8% a year-over-year basis Volume-weighted, local-currency average prices 12

First Quarter 2018 • 1Q18 Results Torre Reforma, Mexico

Operating EBITDA, cost of sales and operating expenses January—March First Quarter Operating EBITDA during the quarter l-t-l l-t-l impacted by seasonal effects; remained 2018 2017 % var % var 2018 2017 % var % var    Net sales 3,381 3,142 8% 2% 3,381 3,142 8% 2% flat on a year-over-year basis when adjusted for fewer business days and Operating EBITDA 535 557 (4%) (6%) 535 557 (4%) (6%) inventory effect as % net sales 15.8% 17.7% (1.9pp) 15.8% 17.7% (1.9pp) Cost of sales, as a percentage of net Cost of sales 2,307 2,130 (8%) 2,307 2,130 (8%) sales, increased by 0.4pp during the as % net sales 68.2% 67.8% (0.4pp) 68.2% 67.8% (0.4pp) quarter mainly reflecting higher energy costs Operating expenses 742 661 (12%) 742 661 (12%) Operating expenses, as a percentage of as % net sales 21.9% 21.0% (0.9pp) 21.9% 21.0% (0.9pp) net sales, increased by 0.9pp during the Millions of U.S. dollars quarter mainly driven by higher distribution expenses 14

Free cash flow January—March First Quarter Average working capital days during 2018 2017 % var 2018 2017 % var 1Q18 decreased to negative 13, from Operating EBITDA 535 557 (4%) 535 557 (4%) negative 1 day in 1Q17    —Net Financial Expense    173                224                173                 224 Average working capital days    —Maintenance Capex                78                58                 78                58    —Change in Working Capital    361                371                361                 371    —Taxes Paid                50                49                 50                49 -1 -1    —Other Cash Items (net)                26                12                 26                12    —Free Cash Flow -5                —                (5)                 —                (5)                 Discontinued Operations Free Cash Flow after (154) (152) (1%) (154) (152) (1%) Maintenance Capex    —Strategic Capex 9 28 9 28 -13 -13 Free Cash Flow (162) (181) 10% (162) (181) 10% Millions of U.S. dollars 1Q17 2Q17 3Q17 4Q17 1Q18 15

Other income statement items during 1Q18 Gain on financial instruments of US$34 million mainly resulting from derivatives related to CEMEX and GCC shares Foreign-exchange loss of US$82 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the U.S. dollar Controlling interest net income of US$26 million, in 1Q18, versus an income of US$336 million in 1Q17, the lower income mainly reflects lower operating earnings before other expenses, net, lower other income, net, a higher foreign exchange loss, higher income tax, a negative variation in discontinued operations and lower income from financial instruments, partially offset by lower financial expenses and lower non-controlling interest net income 16

Debt-related information Total debt plus perpetuals variation by security 0% Redeemed €400 million, the full 11,349 478 11,352 outstanding aggregate principal amount of the 4.75% notes due in January 2022 79 31 341 Redeemed US$341 million, the full 365 outstanding aggregate principal amount 700 of the 7.25% notes due in January 2021 377 Repaid US$365 million the full outstanding aggregate principal amount of the 3.75% convertible notes due in March 2018 that did not convert Negative FX impact of debt of US$79 4Q17 €400 $341 $365 Credit Revolving Debt FX Other 1Q18 million during the quarter million million million Agreement Facility effect 4.75% 7.25% 3.75% Credit Fitch Ratings maintained CEMEX’s Jan 2022 Jan 2021 March Agreement positive rating outlook, affirming its notes notes 2018 credit rating at ‘BB-’, on March 2018 convertible notes 17

CEMEX consolidated debt maturity profile Total debt excluding perpetual notes as of March 31, 2018: US$10,902 million Credit Agreement Other bank debt Fixed Income Avg. life of debt: 5.1 years Convertible Subordinated Notes 2,511 1,882 1,970 1,154 1,234 997 677 436 41 2018 2019 2020 2021 2022 2023 2024 2025 2026 Millions of U.S. dollars 18

While total debt plus perpetuals remained flat, Funded                Debt under Credit Agreement increased in 1Q18 Consolidated Funded Debt1 (CFD) variation Leverage ratio as defined under our Credit Agreement reached 4.22x, from 10,802 3.85x in 4Q17, mainly due to increase in Consolidated Funded Debt 215 79 Convertible securities, because of their 162 subordinated nature, are excluded from 9,981 Consolidated Funded Debt 365 Consolidated Funded Debt also increased during 1Q18 due to seasonality of working capital needs and negative conversion effect of debt 1Q18 4Q17 CFD 4Q17 2018 FCF after Debt FX Other CFD 1Q18 CFD1 10,802 9,981 convertibles strategic effect 1 LTM EBITDA 2,562 2,593 CapEx Leverage 4.22x 3.85x Millions of U.S. dollars 1 Consolidated Funded Debt (CFD) and last-12-months EBITDA (LTM EBITDA) in accordance with our contractual obligations under the 2017 Credit Agreement 19

First Quarter 2018 • 2018 Outlook Pharmax Pharmaceutical, United Arab Emirates

2018 guidance Cement: 2% to 3% Consolidated Ready mix: 3% to 4% volumes Aggregates: 1% to 2% Energy cost per ton of cement Increase of approximately 4% to 6% produced US$550 million Maintenance CapEx Capital US$250 million Strategic CapEx expenditures US$800 million Total CapEx Investment in US$0 million working capital Cash taxes US$250 to 300 million Cost of debt1 Reduction of approximately US$125 million 1 Including perpetual and convertible securities 21

First Quarter 2018 • Appendix Chase Center, USA

Consolidated volumes and prices 3M18 vs. 3M17 1Q18 vs. 1Q17 1Q18 vs. 4Q17 Consolidated daily volumes for cement Volume (l-t-l1) 2% 2% (6%) and ready mix increased by 3% and 1%, Domestic gray respectively, on a like-to-like basis, while Price (USD) 5% 5% 4% cement aggregates volumes remained flat Price (l-t-l1) 1% 1% 3% Volume (l-t-l1) (0%) (0%) (7%) During the quarter, higher year-over-year cement volumes in the U.S. and Ready mix Price (USD) 9% 9% 5% AMEA region Price (l-t-l1) 4% 4% 3% 1 Quarterly increases in our consolidated Volume (l-t-l ) (2%) (2%) (10%) prices for our three core products, both Aggregates Price (USD) 9% 9% 7% sequentially and on a year-over-year basis Price (l-t-l1) 2% 2% 5% 1 Like-to-like volumes adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations 23

Additional information on debt and perpetual notes First Quarter Fourth Quarter 2018 2017 % var 2017 Other Total debt1 10,902 12,164 (10%) 10,901 7%                Short-term 4% 7% 12% Euro Currency 26%                Long-term 96% 93% 88% denomination U.S. dollar Perpetual notes 450 439 2% 448 66% Total debt plus perpetual notes 11,352 12,603 (10%) 11,349 Cash and cash equivalents 313 438 (29%) 699 Net debt plus perpetual notes 11,039 12,165 (9%) 10,650 Consolidated Funded Debt2 (CFD) 10,802 11,258 (4%) 9,981 CFD / EBITDA3 4.22 4.07 3.85 Interest coverage3 4 3.85 3.30 3.46 Millions of U.S. dollars Interest rate Variable Fixed 1 Includes convertible notes and capital leases, in accordance with International Financial Reporting 41% 59% Standard (IFRS) 2 Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement 3 EBITDA calculated in accordance with IFRS 4 Interest expense in accordance with our contractual obligations under the 2017 Credit Agreement 24

Additional information on debt First Quarter Fourth Quarter 2018 % of total 2017 % of total 2017 % of total Total debt1 by instrument Fixed Income 6,203 57% 8,080 66% 6,984 64% 2017 Credit Agreement 3,666 34% 2,192 18% 2,549 23% Convertible Subordinated Notes 509 5% 1,166 10% 870 8% 5% 5% Others 524 5% 726 6% 498 5% Total Debt1 10,902 12,164 10,901 Millions of U.S. dollars 56% 1 Includes convertible notes and capital leases, in accordance with IFRS 34% 25

1Q18 volume and price summary: Selected countries Domestic gray cement Ready mix    Aggregates 1Q18 vs. 1Q17 1Q18 vs. 1Q17 1Q18 vs. 1Q17 Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico (4%) 12% 5% 5% 17% 10% 8% 12% 5% U.S. 4% 2% 2% 8% 1% 1% 5% 4% 4% Colombia (11%) (2%) (5%) (16%) 2% (1%) (16%) (1%) (4%) Panama (18%) (0%) (0%) (10%) (6%) (6%) 4% (5%) (5%) Costa Rica 5% 0% 1% 11% (3%) (2%) 31% (29%) (28%) UK (4%) 10% (2%) (10%) 12% (0%) (9%) 14% 1% Spain 3% 18% 2% 12% 20% 4% (4%) 23% 6% Germany (1%) 17% 1% (11%) 22% 6% (17%) 14% (1%) Poland (2%) 23% 4% (14%) 29% 9% 6% 7% (9%) France N/A N/A N/A (11%) 20% 3% (9%) 19% 3% Philippines 16% (8%) (5%) N/A N/A N/A N/A N/A N/A Egypt 31% 18% 18% (10%) 23% 24% (26%) 29% 30% 26

2018 expected outlook: Selected countries

	Domestic gray cement Volumes	Ready mix Volumes	Aggregates Volumes
Consolidated[1]	2% - 3%	3% - 4%	1% - 2%
Mexico	2% - 3%	4% - 5%	4% - 5%
United States[1]	2% - 4%	2% - 4%	2% - 4%
Colombia	(2%) - 0%	(1%) - 1%	0% - 1%
Panama	(4%) - 0%	5% - 7%	6% - 8%
Costa Rica	2% - 4%	(2%) - 0%	5% - 7%
UK	(1%) - 1%	(1%) - 1%	(1%) - 1%
Spain	4% - 6%	4% - 6%	4% - 6%
Germany	1% - 2%	1% - 2%	0% - 2%
Poland	3% - 5%	2% - 3%	0% - 1%
France	N/A	0% - 2%	0% - 2%
Philippines	8% - 12%	N/A	N/A
Egypt	(10%) - (5%)	(7%) - (5%)	N/A

1 On a like-to-like basis for the ongoing operations

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Definitions 3M18 / 3M17 Results for the first three months of the years 2018 and 2017, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) Cement kiln Volume produced/available capacity, available capacity = nominal capacity x (total hours—scheduled operational efficiency down time) LC Local currency l-t-l % var Like-to-like percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include expenditures capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs % var Percentage variation 28

Contact information Investor Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1 29